UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SIERRA VENTURES, INC.
(Name of Issuer)

Shares of common stock, $0.001 par value
(Title of Class of Securities)

82651H 102
(CUSIP Number)

copy to:
Clark Wilson LLP
c/o Bernard Pinsky
800 –885 West Georgia Street
Vancouver, British Columbia V6C 3H1
(604) 687-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	82651H 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ken Liebscher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ken Liebscher is a US and Canadian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,000,000 shares of common stock
	8	SHARED VOTING POWER
N/A
	9	SOLE DISPOSITIVE POWER
6,000,000 shares of common stock
	10	SHARED DISPOSITIVE POWER
N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,000,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
67.4% based on 8,900,000 shares of common stock issued and outstanding as of December 11, 2009
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

This schedule 13D relates to shares of common stock with par value of $0.001 of Sierra Ventures, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1685 H Street, Number 155, Blaine, Washington 98230.

Item 2. Identity and Background
(a)	Ken Liebscher
(b)	Mr. Liebscher’s residential address is 5446 Canvasback Road, Blaine WA 98230
(c)	Mr. Liebscher’s present principal occupation is businessman.
(d)	Mr. Liebscher has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)
Mr. Liebscher has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Liebscher is a US and Canadian citizen.

Item 3. Source and Amount of Funds or Other Considerations

On December 11, 2009, Mr. Liebscher acquired 6,000,000 shares of common stock of the Issuer from Ian Jackson, the sole director and officer, for an aggregate purchase price of $200,000. The purchase of the shares of common stock by Mr. Liebscher from Mr. Jackson was consummated in a private transaction pursuant to a stock purchase agreement and the consideration for the acquisition has been paid by funds borrowed by Mr. Liebscher in a private transaction.

Item 4. Purpose of Transaction

The purpose of the transaction described above was for Mr. Liebscher to acquire control of Sierra Ventures, Inc.  He has become a director, President, Treasurer and Secretary.  Mr. Liebscher intends to seek other business opportunities for our company unrelated to our current business.

As of the date hereof, except as described above, Mr. Liebscher does not have any plans or proposals which relate to or would result in:
(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)
Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer
(a)	The aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Liebscher is 6,000,000 shares of common stock or 67.4% of the Issuer.
(b)	Mr. Liebscher has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 6,000,000 shares of common stock of the Issuer.
(c)	Other than as described in Item 3 above, Mr. Liebscher has not effected any transaction in the shares of common stock of the Issuer in the past 60 days.
(d)	N/A
(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

10.1           Affiliated Stock Purchase Agreement dated December 11, 2009 between Ian Jackson and Ken Liebscher

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2009
Dated

/s/ Ken Liebscher
Signature

Ken Liebscher
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).